

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2012

Via E-mail
Corey Chiu
President, Director
Lucy's Water World, Inc.
No. 39 Shuangyu St, Houshayu, Shunyi District
Arcadia Villa #707
Beijing, China 101318

> **Re:** **Lucy's Water World, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 23, 2012**
> **File No. 333-179012**

Dear Mr. Chiu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated February 9, 2012. However, please revise your disclosure throughout your prospectus to reflect your changes. We note inconsistent disclosure on the prospectus cover page and in the Plan of Distribution section.

Prospectus Cover Page

2. We note your response to comment 4 in our letter dated February 9, 2012. Your disclosure throughout the prospectus incorrectly references "registered securities." Please clarify that your shares may only be resold in registered transactions prior to one year elapsing from the Company no longer being considered a "shell company."

Product and Services Offered, page 2

3. We note your response to comment 8 in our letter dated February 9, 2012. However, we still note disclosure in your prospectus on pages 10 and 13 stating that your shares will be listed, rather than quoted, on the OTCBB. Please revise.

Risk Factors, page 5

We need additional capital to develop our business, page 7

4. We note your responses to comments 9 and 16 in our letter dated February 9, 2012. Please revise this risk factor disclosure to address that you do not expect to receive the balance of $36,201 to be paid by your founders for the purchase of its founders' shares until June 2012. Discuss why you believe it will take until June 2012 to be paid. Please also address any potential uncertainty surrounding future funding from your founders pursuant to the verbal loan agreement given the delay in payment by your founders for the purchase of the founder shares. We note your disclosure that you believe the only source of future funding that would be "realistic" is through the verbal loan agreement with your president, Corey Chiu.

Because company's headquarters are located in Beijing…, page 9

5. We note your response to comment 13 in our letter dated February 9, 2012. Please revise this risk factor to state that, historically, China has not protected a company's intellectual property to the same extent as the United States.

Description of Business, page 15

6. Please clarify your response to comments 17 and 18 in our letter dated February 9, 2012. Your supplemental response indicates that you are newly-formed "to help market the current products being offering in China." Clarify the significance of your operations to date and your primary business going forward. Provide a more detailed description of Beyo so investors can better assess the significance of this business partner.

Financial Statements

Statement of Operations, page F-3

7. We note your response to our prior comment 20 from our letter dated February 9, 2012. However, given that you issued 50,000,000 shares in September 2011, explain how your weighted average number of shares outstanding could be only 1,598,333 for the period from September 14, 2011 to October 31, 2011. Please provide a schedule showing your calculation of the weighted average number of shares outstanding.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

8. We note your response to our prior comment 21 from our letter dated February 9, 2012. Please clarify why the audit report date was changed from January 23, 2012 to November 8, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Inessa Kessman, Staff Accountant at (202) 551-3371, or Terry French, Accountant Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

                        Sincerely,

                        /s/ Larry Spirgel

                        Larry Spirgel
                        Assistant Director

cc: <u>Via E-mail</u>
        Jay Smith